ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

12 July 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA


05009870

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours



Andrew Geddes
Investor & Media Relations Manager

encl




ventracor

asx announcement

Company Secretary and Legal Counsel

<u>Sydney 12 July 2005:</u> Ventracor Limited (ASX:VCR) has appointed solicitor and corporate governance specialist Jane Wilder, BA LLB, as company secretary and legal counsel.

Ms Wilder takes over from Bernadette Kerrigan who will provide close support to quality, regulatory and clinical affairs teams preparing for the commencement of implants in the USA and Ventracor's application for CE Mark approval to begin selling the VentrAssist in the major market of Europe next year.

Ms Wilder was recently company secretary and corporate solicitor for Tempo Services Limited until its recent takeover and delisting. Prior to her role at Tempo she was a senior corporate solicitor at Sydney Airport Corporation Limited after having spent five years as a senior lawyer with Allens Arthur Robinson Melbourne.

About Ventracor
Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in cardiac failure. The company is expects to bring the VentrAssist™ to global markets in record time, and obtaining a significant share of the potential LVAS market, which independent analysts expect to be valued at over $US5 billion per year

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086